    As filed with the Securities and Exchange Commission on October 16, 1996
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             ---------------------

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

              HALL INSTITUTIONAL MORTGAGE FUND LIMITED PARTNERSHIP
                              (Name of the Issuer)

              HALL INSTITUTIONAL MORTGAGE FUND LIMITED PARTNERSHIP
                           HALL FINANCIAL GROUP, INC.
                    (Name of the Person(s) Filing Statement)

   Units of Limited Partnership Interests                NONE
      (Title of Class of Securities)         -------------------------------
                                          (CUSIP Number of Class of Securities)

                             ---------------------

                            Larry Levey                                       Donald L. Braun
       Hall Institutional Mortgage Fund Limited Partnership              Hall Financial Group, Inc.
                     4455 East Camelback Road                             750 North St. Paul Street
                            Suite A-200                                          Suite 200
                      Phoenix, Arizona  85018                               Dallas, Texas  75201
                           (602)840-0060                                       (214) 953-1155

                         (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                             Roger D. Arnold, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                              1700 Pacific Avenue
                                   Suite 4100
                              Dallas, Texas  75201
                                 (214)969-2800

         This statement is filed in connection with (check the appropriate box):

         a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [ ] The filing of a registration statement under the Securities Act of 1933.
         c. [ ]  A tender offer.
         d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

                           CALCULATION OF FILING FEE

         Transaction                             Amount of filing fee:
         valuation:  3,500,000                   $700.00

         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $700.00
Form or Registration No.:  Preliminary Consent Solicitation
Filing Party:  Hall Institutional Mortgage Fund                     Page 1 of 9
               Limited Partnership
Date Filed:  Not Applicable                     Exhibit Index Appears on page 9

                                  INTRODUCTION


         This Rule 13e-3 Transaction Statement (this "Statement") is being filed by Hall Institutional Mortgage Fund Limited Partnership, an Arizona limited partnership (the "Partnership"), the issuer of the limited partnership units (the "Units") which are the subject of this Rule 13e-3 transaction, and Hall Financial Group, Inc., a Delaware corporation and affiliate of the Partnership (the "Purchaser"). The Partnership's principal executive offices are located at 4455 East Camelback Road, Suite A-200, Phoenix, Arizona 85018. The Purchaser's principal executive offices are located at 750 North St. Paul, Suite 200, Dallas, Texas 75201. This Statement is being filed in connection with a proposed sale of substantially all of the assets of the Partnership to the Purchaser and the subsequent dissolution of the Partnership. Concurrently with the filing of this Statement, the Partnership is filing a consent solicitation statement (the "Solicitation Statement") with the Securities and Exchange Commission relating to the solicitation of written consents of the limited partners of the Partnership with respect to the proposed sale. A copy of the Solicitation Statement is attached as Exhibit (d)(1) hereto and is incorporated herein by reference in its entirety. The cross reference sheet which follows shows the location in the Solicitation Statement of the information required to be included in response to the items of this Statement. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Solicitation Statement, it is so indicated in the cross reference sheet. All capitalized terms not defined herein shall have those meanings assigned to them in the Solicitation Statement.

                             Cross Reference Sheet
             (Pursuant to General Instruction F to Schedule 13E-3)


Schedule 13E-3
Item Number and Caption                           Location in the Solicitation Statement
----------------------------------------------    --------------------------------------
Item 1.     Issuer and Class of Security
            Subject to the Transaction.

            (a) . . . . . . . . . . . . . . .     "INTRODUCTION" and "CERTAIN INFORMATION CONCERNING THE
                                                  PARTNERSHIP--General" and "-Description of the
                                                  Partnership's Business."

            (b) . . . . . . . . . . . . . . .     "INTRODUCTION," "SPECIAL FACTORS-Consent of Limited
                                                  Partners," "MARKET FOR UNITS AND RELATED MATTERS," and
                                                  Schedule I to the Solicitation Statement entitled
                                                  "Certain Information Regarding the Executive
                                                  Officers and the Directors of the Managing General
                                                  Partner."

            (c) . . . . . . . . . . . . . . .     "MARKET FOR UNITS AND RELATED MATTERS."

            (d) . . . . . . . . . . . . . . .     "SELECTED FINANCIAL DATA" and "MARKET FOR UNITS AND
                                                  RELATED MATTERS."

            (e) . . . . . . . . . . . . . . .     Not applicable.

            (f) . . . . . . . . . . . . . . .     "INTERESTS OF CERTAIN PERSONS IN TRANSACTION" and
                                                  "MARKET FOR UNITS AND RELATED MATTERS."

Item 2.     Identity and Background.

            (a)-(d),(g) . . . . . . . . . . .     This Statement is being filed jointly by the
                                                  Partnership and Purchaser. The Partnership is the issuer
                                                  of the securities which are the subject of this Rule
                                                  13e-3 transaction. For further information, see
                                                  "INTRODUCTION," "MATERIAL TERMS OF THE SALE
                                                  TRANSACTION-The Purchaser," "CERTAIN INFORMATION
                                                  CONCERNING THE PARTNERSHIP--General,"
                                                  "--General Partner and Management," and
                                                  "--Description of the Partnership's Business," and
                                                  Schedule I to the Solicitation Statement
                                                  entitled "Certain Information Regarding the Executive
                                                  Officers and the Directors of the Managing General
                                                  Partner."

            (e)-(f) . . . . . . . . . . . . .     To the best of the Partnership's and the General
                                                  Partner's knowledge, other than the information
                                                  furnished in "MATERIAL TERMS OF THE TRANSACTION-The
                                                  Purchaser," none of the persons or entities with
                                                  respect to whom information is required by this item was,
                                                  during the last five years, convicted in a criminal
                                                  proceeding (excluding traffic violations or similar
                                                  misdemeanors) or was a party to a civil proceeding of a
                                                  judicial or administrative body of competent
                                                  jurisdiction and as a result of such proceeding was or is
                                                  subject to a judgment, decree or final order enjoining
                                                  further violations of, or prohibiting activities,
                                                  subject to, federal or state securities laws or finding of any violation of such laws.

Schedule 13E-3
Item Number and Caption                           Location in the Solicitation Statement
-----------------------                           --------------------------------------

Item 3.     Past Contracts, Transactions or
            Negotiations.

            (a)(1)  . . . . . . . . . . . . .     "CERTAIN INFORMATION CONCERNING THE
                                                  PARTNERSHIP--General," "-Description of the
                                                  Partnership's Business," and "-Specific Loans,"
                                                  and "INTERESTS OF CERTAIN PERSONS IN TRANSACTION."

            (a)(2) and (b)  . . . . . . . . .     "SPECIAL FACTORS-The Proposal," and "INTERESTS OF
                                                  CERTAIN PERSONS IN TRANSACTION."

Item 4.     Terms of the Transaction.

            (a) . . . . . . . . . . . . . . .     "INTRODUCTION," "SPECIAL FACTORS," and "MATERIAL TERMS
                                                  OF THE SALE TRANSACTION."

            (b) . . . . . . . . . . . . . . .     Not applicable.

Item 5.     Plans or Proposal of the
            Issuer or Affiliate.

            (a), (b), (d) and (e)                 "INTRODUCTION," "SPECIAL FACTORS-The Proposal" and
                                                  "-Effect of Approval of the Proposal," and "MATERIAL
                                                  TERMS OF THE SALE TRANSACTION."

            (c) . . . . . . . . . . . . . . .     Not applicable.

            (f) and (g) . . . . . . . . . . .     "SPECIAL FACTORS-Effect of Approval of the Proposal" and
                                                  "MATERIAL TERMS OF THE SALE TRANSACTION--Regulatory
                                                  Proceedings."

Item 6.     Source and Amount of Funds
            or Other Consideration.

            (a) and (b) . . . . . . . . . . .     "INTRODUCTION," "SPECIAL FACTORS--The Proposal,"
                                                  "FAIRNESS OF THE SALE TRANSACTION," "MATERIAL TERMS
                                                  OF THE SALE TRANSACTION--The Asset Purchase Agreement"
                                                  and "-The Purchaser," "ESTIMATE OF ALLOCATIONS AND
                                                  DISTRIBUTIONS," and "SOLICITATION COSTS."

            (c) . . . . . . . . . . . . . . .     Not applicable.

            (d) . . . . . . . . . . . . . . .     Not applicable.



Schedule 13E-3
Item Number and Caption                            Location in the Solicitation Statement
--------------------------                         -----------------------------------------
Item 7.     Purpose(s), Alternatives,
            Reasons and Effects.

            (a) and (c) . . . . . . . . . . .      "INTRODUCTION" and "SPECIAL FACTORS--The
                                                   Proposal."

            (b) . . . . . . . . . . . . . . .      "SPECIAL FACTORS--The Proposal."

            (d) . . . . . . . . . . . . . . .      "SPECIAL FACTORS--The Proposal,"
                                                   "--Effect of Approval of the Proposal,"
                                                   "--Consent of the Limited Partners," and
                                                   "--Effect on Partnership and Limited
                                                   Partners if Proposal is Not Approved,"
                                                   "CERTAIN INFORMATION CONCERNING THE
                                                   PARTNERSHIP-General Partner and
                                                   Management," "ESTIMATE OF ALLOCATIONS
                                                   AND DISTRIBUTIONS," and "FEDERAL INCOME
                                                   TAX CONSEQUENCES."

Item 8.     Fairness of the Transaction.

            (a),(b), and (d)  . . . . . . . .      "INTRODUCTION" and "SPECIAL FACTORS--The
                                                   Proposal" and "--Fairness of the Sale
                                                   Transaction."

            (c) . . . . . . . . . . . . . . .      "INTRODUCTION" and "SPECIAL FACTORS--
                                                   Consent of Limited Partners."

            (e) . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Fairness of the Sale
                                                   Transaction."

            (f) . . . . . . . . . . . . . . .      Not applicable.

Item 9.     Reports, Opinions, Appraisals
            and Certain Negotiations.

            (a), (b), and (c) . . . . . . . .      "INTRODUCTION" and "SPECIAL FACTORS--The
                                                   Proposal" and "-Fairness of the Sale
                                                   Transaction." [Copies of the Valuation
                                                   Report (March 1996) and Fairness Opinion
                                                   obtained by the Partnership are being
                                                   provided to Limited Partners as Annex A
                                                   and B, respectively, to the Solicitation
                                                   Statement which is filed herewith as
                                                   Exhibit (d)(1).]

Item 10.    Interest in Securities of the Issuer.

            (a) . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Consent of Limited
                                                   Partners," "SECURITY OWNERSHIP OF
                                                   CERTAIN BENEFICIAL OWNERS AND
                                                   MANAGEMENT," and Schedule I to the
                                                   Solicitation Statement entitled "Certain
                                                   Information Regarding the Executive
                                                   Officers and the Directors of the
                                                   Managing Gerneral Partner."

Schedule 13E-3
Item Number and Caption                            Location in the Solicitation Statement
--------------------------                         -----------------------------------------
            (b) . . . . . . . . . . . . . . .      "MATERIAL TERMS OF THE SALE TRANSACTION
                                                   --The Asset Purchase Agreement,"
                                                   "INTERESTS OF CERTAIN PERSONS IN
                                                   TRANSACTION," and "MARKET FOR UNITS AND
                                                   RELATED MATTERS."

Item 11.    Contracts, Arrangements or
            Understanding with Respect
            to the Issuer's Securities  . . .      "SPECIAL FACTORS--The Proposal,"
                                                   "CERTAIN INFORMATION CONCERNING THE
                                                   PARTNERSHIP--Rights and Powers of
                                                   Limited Partners," "MATERIAL TERMS OF
                                                   THE TRANSACTION," and "INTERESTS OF
                                                   CERTAIN PERSONS IN THE TRANSACTION."

Item 12.    Present Intention and
            Recommendation of Certain
            Persons with Regard to the
            Transaction.

            (a) . . . . . . . . . . . . . . .      "INTRODUCTION," "SPECIAL FACTORS-The
                                                   Proposal" and "-Consent of Limited
                                                   Partners," and "SECURITY OWNERSHIP OF
                                                   CERTAIN BENEFICIAL OWNERS AND
                                                   MANAGEMENT."

            (b) . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Fairness of the Sale
                                                   Transaction."

Item 13.    Other Provisions of the
            Transaction.

            (a) . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Appraisal Rights."

            (b) . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Fairness of the Sale
                                                   Transaction."

            (c) . . . . . . . . . . . . . . .      Not applicable.

Item 14.    Financial Information.

            (a)(1),(a)(2),(a)(3),
            and (a)(4)  . . . . . . . . . . .      "SELECTED FINANCIAL DATA" and "The
                                                   Financial Statements."

            (b)(1),(b)(2), and (b)(3) . . . .      "ESTIMATE OF ALLOCATIONS AND
                                                   DISTRIBUTIONS." [Pro Forma Statements are
                                                   inapplicable as the Partnership will
                                                   dissolve upon approval of the Proposal.]

Item 15.    Persons and Assets Employed,
            Retained or Utilized.

            (a) and (b) . . . . . . . . . . .      "SOLICITATION COSTS."

Schedule 13E-3
Item Number and Caption                            Location in the Solicitation Statement
--------------------------                         -----------------------------------------
Item 16. Additional Information . . . . . . .      See Letter to the Limited Partners filed
                                                   as Exhibit 99.(d)(2) herewith and the
                                                   Solicitation Statement filed as Exhibit
                                                   99.(d)(1) herewith.


Item 17. Material to be Filed as Exhibits.

         99.(a) . . . . . . . . . . . . . . .      Not applicable.

         99.(b)(1)  . . . . . . . . . . . . .      Copy of the Valuation Report of Bryan E.
                                                   Humphries and Associates prepared in
                                                   March 1996 (attached as Annex A to the
                                                   Solicitation Statement which is filed
                                                   herewith as Exhibit 99.(d)(1)).

         99.(b)(2)  . . . . . . . . . . . . .      Copy of Appraisals performed by Bryan E.
                                                   Humphries and Associates (filed by paper
                                                   pursuant to Regulation S-T, Rule 202).

         99.(b)(3)  . . . . . . . . . . . . .      Copy of the Fairness Opinion of
                                                   Principal Financial Securities, Inc.
                                                   (attached as Annex B to the Solicitation
                                                   Statement which is filed herewith as
                                                   Exhibit 99.(d)(1)).

         99.(b)(4)  . . . . . . . . . . . . .      Copy of projections provided by
                                                   Partnership to Principal Financial for
                                                   Fairness Opinion.

         99.(b)(5)  . . . . . . . . . . . . .      Copy of Valuation Report of Bryan E.
                                                   Humphries and Associates prepared in
                                                   October 1995.

         99.(c)(1)  . . . . . . . . . . . . .      Asset Purchase Agreement, dated as of
                                                   October 15, 1996 (attached as Annex C to
                                                   the Solicitation Statement which is
                                                   filed herewith as Exhibit 99.(d)(1)).

         99.(c)(2)  . . . . . . . . . . . . .      Hall Institutional Mortgage Fund Limited
                                                   Partnership Amended and Restated
                                                   Certificate and Agreement of Limited
                                                   Partnership, dated as of __________,
                                                   1985, filed as Exhibit A to the Post-
                                                   Effective Amendment No. 3 to the
                                                   Partnership's Registration Statement on
                                                   Form S-11 (Registration No. 2-94249) and
                                                   incorporated herein by reference.

         99.(d)(1)  . . . . . . . . . . . . .      Copy of the Solicitation Statement.

         99.(d)(2)  . . . . . . . . . . . . .      Copy of the Letter to the Limited
                                                   Partners of the Partnership (attached to
                                                   the Solicitation Statement).

         99.(d)(3)  . . . . . . . . . . . . .      Form of Ballot (attached to the
                                                   Solicitation Statement).

         99.(f) . . . . . . . . . . . . . . .      Quote Sheet, dated as of June 27, 1996,
                                                   between the Partnership and MAVRICC.

                                  SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of October 16, 1996.


                        HALL INSTITUTIONAL MORTGAGE FUND LIMITED
                        PARTNERSHIP, an Arizona limited partnership

                        By:     HALL PENSION FUND ASSOCIATES,
                                its General Partner

                                By:     Hall 1985 Managment Associates
                                        Limited Patrtnership, its
                                        General Partner

                                        By:     Hall Apartment Associates, Inc.
                                                its General Partner

                                        By: /s/LARRY LEVEY
                                           -----------------------------------
                                            Larry Levey
                                            Vice President


                        HALL FINANCIAL GROUP, INC.

                        By: /s/DONALD L BRAUN
                           -----------------------------------
                            Donald L. Braun
                            Chief Financial Officer

                                EXHIBIT INDEX



Exhibit                                                                          Sequentially
Number                          Exhibit                                          Numbered Page
-------                         -------                                          -------------
  99.(b)(1)     Copy of the Valuation Report of Bryan E. Humphries and
                Associates prepared in March 1996 (attached as Annex A to the
                Solicitation Statement which is filed herewith as
                Exhibit 99.(d)(1)).

  99.(b)(2)     Copy of Appraisals performed by Bryan E. Humphries and Associates
                (filed by paper pursuant to Regulation S-T, Rule 202).

  99.(b)(3)     Copy of Fairness Opinion of Principal Financial Securities, Inc.
                (attached as Annex B to the Solicitation Statement which is filed herewith as Exhibit 99.(d)(1)).

**99.(b)(4)     Copy of projections provided by Partnership to Principal
                Financial for Fairness Opinion.

**99.(b)(5)     Copy of Valuation Report of Bryan E. Humphries and Associates
                prepared in October 1995.

  99.(c)(1)     Asset Purchase Agreement, dated as of October 15, 1996 (attached as Annex C to the Solicitation Statement which is filed
                herewith as Exhibit 99.(d)(1)).

  99.(C)(2)     Hall Institutional Mortgage Fund Limited Partnership Amended and
                Restated Certificate and Agreement of Limited Partnership,
                dated as of_______________, 1985, filed as Exhibit A to the
                Post-Effective Amendment No. 3 to the Partnership's
                Registration Statement on Form S-11 (Registration No. 2-94249)
                and incorporated herein by reference.

**99.(d)(1)     Copy of the Solicitation Statement.

  99.(d)(2)     Copy of Letter to the Limited Partners of the Partnership
                (attached to the Solicitation Statement).

  99.(d)(3)     Form of Ballot (attached to the Solicitation Statement).

**99.(f) Quote Sheet, dated as of June 27, 1996, between the Partnership and MAVRICC.




**Filed herein.